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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                 Amendment No. 1

                             OpenWave Systems, Inc.
          (as an amendment to 13G filed for Phone.com, Inc. on 2/14/00)
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
                         (Title of Class of Securities)

                                   683718 10 0
                                 (CUSIP Number)


                                December 31, 2000

             (Date of Event Which Required Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ]  Rule 13d-1(b)

        [ ]  Rule 13d-1(c)

        [X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
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_______________________                                  _______________________

 CUSIP No. 683718 10 0            SCHEDULE 13G             Page 2 of 9 Pages
________________________________________________________________________________


1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).
    Matrix Partners IV, L.P.


2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a).........................................................................

    (b) ........................................................................

3.  SEC Use Only................................................................

4.  Citizenship or Place of Organization................................Delaware

Number of Shares       5.  Sole Voting Power..........................See Item 5
Beneficially
Owned by Each          6.  Shared Voting Power........................See Item 5
Reporting Person
With:                  7.  Sole Dispositive Power.....................See Item 5

                       8.  Shared Dispositive Power...................See Item 5

9.  Aggregate Amount Beneficially Owned by Each Reporting Person......See Item 5

10. Check if the Aggregate Amount in Row (9) Excludes Certain
    Shares (See Instructions)...................................................

11. Percent of Class Represented by Amount in Row (9).................See Item 5

12. Type of Reporting Person (See Instructions)...............................PN


                               Page 2 of 9 pages
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_______________________                                  _______________________

 CUSIP No. 683718 10 0            SCHEDULE 13G             Page 3 of 9 Pages
________________________________________________________________________________


1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).
    Matrix IV Entrepreneurs Fund, L.P.


2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a).........................................................................

    (b) X.......................................................................

3.  SEC Use Only................................................................

4.  Citizenship or Place of Organization................................Delaware

Number of Shares       5.  Sole Voting Power..........................See Item 5
Beneficially
Owned by Each          6.  Shared Voting Power........................See Item 5
Reporting Person
With:                  7.  Sole Dispositive Power.....................See Item 5

                       8.  Shared Dispositive Power...................See Item 5

9.  Aggregate Amount Beneficially Owned by Each Reporting Person......See Item 5

10. Check if the Aggregate Amount in Row (9) Excludes Certain
    Shares (See Instructions)...................................................

11. Percent of Class Represented by Amount in Row (9).................See Item 5

12. Type of Reporting Person (See Instructions)...............................PN


                               Page 3 of 9 pages
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_______________________                                  _______________________

 CUSIP No. 683718 10 0            SCHEDULE 13G             Page 4 of 9 Pages
________________________________________________________________________________



1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).
    Matrix IV Management Co., L.P.


2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a).........................................................................

    (b) ........................................................................

3.  SEC Use Only................................................................

4.  Citizenship or Place of Organization................................Delaware

Number of Shares       5.  Sole Voting Power..........................See Item 5
Beneficially
Owned by Each          6.  Shared Voting Power........................See Item 5
Reporting Person
With:                  7.  Sole Dispositive Power.....................See Item 5

                       8.  Shared Dispositive Power...................See Item 5

9.  Aggregate Amount Beneficially Owned by Each Reporting Person......See Item 5

10. Check if the Aggregate Amount in Row (9) Excludes Certain
    Shares (See Instructions)...................................................

11. Percent of Class Represented by Amount in Row (9).................See Item 5

12. Type of Reporting Person (See Instructions)...............................PN


                               Page 4 of 9 pages
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_______________________                                  _______________________

 CUSIP No. 683718 10 0            SCHEDULE 13G             Page 5 of 9 Pages
________________________________________________________________________________



1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).
    Andrew W. Verhalen


2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a).........................................................................

    (b) ........................................................................

3.  SEC Use Only................................................................

4.  Citizenship or Place of Organization...........................United States

Number of Shares       5.  Sole Voting Power..........................See Item 5
Beneficially
Owned by Each          6.  Shared Voting Power........................See Item 5
Reporting Person
With:                  7.  Sole Dispositive Power.....................See Item 5

                       8.  Shared Dispositive Power...................See Item 5

9.  Aggregate Amount Beneficially Owned by Each Reporting Person......See Item 5

10. Check if the Aggregate Amount in Row (9) Excludes Certain
    Shares (See Instructions)...................................................

11. Percent of Class Represented by Amount in Row (9).................See Item 5

12. Type of Reporting Person (See Instructions)...............................IN


                               Page 5 of 9 pages
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_______________________                                  _______________________

 CUSIP No. 683718 10 0            SCHEDULE 13G             Page 6 of 9 Pages
________________________________________________________________________________



Item 1(a)            Name of Issuer:

                     OpenWave Systems, Inc.


Item 1(b)            Address of Issuer's Principal Executive Offices:

                     800 Chesapeake Drive
                     Redwood City, CA 94063



Item 2(a)            Name of Persons Filing:

                     Matrix Partners IV, L.P. ("Matrix IV"); Matrix IV Entrepreneurs Fund, L.P. ("Entrepreneurs", and together with Matrix IV, the "Partnerships"); Matrix IV Management Co., L.P. ("Management"), the general partner of each of the Partnerships; and Andrew W. Verhalen ("Verhalen"), the general partner of Management, who has sole voting and dispositive authority with respect to shares of OpenWave Systems, Inc. held of record by the Partnerships.


Item 2(b)            Address of Principal Business Office or, if none,
                     Residence:

                     The address of each of the reporting persons is:

                     1000 Winter Street Suite 4500
                     Waltham, MA 02451


Item 2(c)            Citizenship:

                     Matrix IV is a limited partnership organized under the laws of the State of Delaware. Entrepreneurs is a limited partnership organized under the laws of the State of Delaware. Management is a limited partnership organized under the laws of the State of Delaware. Mr. Verhalen is a citizen of the United States.


Item 2(d)            Title of Class of Securities:

                     Common Stock, par value $.001 per share (the "Common
                     Stock").


Item 2(e)            CUSIP Number:

                     683718 10 0


Item 3               Description of Person Filing:

                     Not applicable.


Item 4               Ownership:

                     (a)     Amount Beneficially Owned:

                             See Item 5

                               Page 6 of 9 pages
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_______________________                                  _______________________

 CUSIP No. 683718 10 0            SCHEDULE 13G             Page 7 of 9 Pages
________________________________________________________________________________


                     (b)     Percent of Class:

                             Matrix IV:                  See Item 5
                             Entrepreneurs:              See Item 5
                             Management:                 See Item 5
                             Verhalen:                   See Item 5

                     (c)     Number of Shares as to which the person has:

                             (i) sole voting power; (ii) shared voting power;
                             (iii) sole dispositive power; (iv) shared dispositive power:

                             See Item 5

Item 5               Ownership of Five Percent or Less of a Class:

                     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X}


Item 6               Ownership of More than Five Percent on Behalf of Another
                     Person:

                     Not applicable.


Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                     Not applicable.


Item 8               Identification and Classification of Members of the Group:

                     Not applicable.


Item 9               Notice of Dissolution of Group:

                     Not applicable.


Item 10              Certification:


                     Not applicable.



                               Page 7 of 9 pages
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_______________________                                  _______________________

 CUSIP No. 683718 10 0            SCHEDULE 13G             Page 8 of 9 Pages
________________________________________________________________________________



                                    SIGNATURE

        After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

DATED:  February 13, 2001


                                    MATRIX PARTNERS IV, L.P.



                                    By: Matrix IV Management Co., L.P.
                                        General Partner



                                        By: /s/ Andrew W. Verhalen
                                           -----------------------------
                                            Andrew W. Verhalen
                                            General Partner



                                    MATRIX IV ENTREPRENEURS FUND, L.P.


                                    By: Matrix IV Management Co., L.P.
                                        General Partner



                                        By: /s/ Andrew W. Verhalen
                                           -----------------------------
                                            Andrew W. Verhalen
                                            General Partner



                                    MATRIX IV MANAGEMENT CO., L.P.


                                        By: /s/ Andrew W. Verhalen
                                           -----------------------------
                                            Andrew W. Verhalen
                                            General Partner



                                         /s/ Andrew W. Verhalen
                                    ------------------------------------
                                            Andrew W. Verhalen



                               Page 8 of 9 pages
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_______________________                                  _______________________

 CUSIP No. 683718 10 0            SCHEDULE 13G             Page 9 of 9 Pages
________________________________________________________________________________



                                                               Exhibit I
                                    AGREEMENT

        Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock of OpenWave Systems, Inc.

        EXECUTED as a sealed instrument this 13th day of February, 2001.

                                    MATRIX PARTNERS IV, L.P.

                                    By: Matrix IV Management Co., L.P.
                                        General Partner



                                        By: /s/ Andrew W. Verhalen
                                           -----------------------------
                                            Andrew W. Verhalen
                                            General Partner


                                    MATRIX IV ENTREPRENEURS FUND, L.P.

                                    By: Matrix IV Management Co., L.P.
                                        General Partner



                                        By: /s/ Andrew W. Verhalen
                                           -----------------------------
                                            Andrew W. Verhalen
                                            General Partner



                                    MATRIX IV MANAGEMENT CO., L.P.



                                        By: /s/ Andrew W. Verhalen
                                           -----------------------------
                                            Andrew W. Verhalen
                                            General Partner



                                         /s/ Andrew W. Verhalen
                                    ------------------------------------
                                            Andrew W. Verhalen



                               Page 9 of 9 pages